UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

AXON ENTERPRISES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05464C 10 1

(CUSIP Number)

March 31, 2018

Date of Event Which Requires Reporting

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05464C 10 1	Page 2 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere & Company, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana

Number of Shares beneficially owned by each reporting person with:	(5)	SOLE VOTING POWER 2,021,946
	(6)	SHARED VOTING POWER 2,087,246
	(7)	SOLE DISPOSITIVE POWER 2,035,646
	(8)	SHARED DISPOSITIVE POWER 2,100,946

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,946 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.96%
(12)	TYPE OF REPORTING PERSON* IA

CUSIP No. 05464C 10 1	Page 3 of 10

(1)	NAME OF REPORTING PERSON George V. Young
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana

Number of Shares beneficially owned by each reporting person with:	(5)	SOLE VOTING POWER 9,700
	(6)	SHARED VOTING POWER 2,087,246
	(7)	SOLE DISPOSITIVE POWER 9,700
	(8)	SHARED DISPOSITIVE POWER 2,045,346

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,946 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.96%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 05464C 10 1	Page 4 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana

Number of Shares beneficially owned by each reporting person with:	(5)	SOLE VOTING POWER 42,300
	(6)	SHARED VOTING POWER 2,087,246
	(7)	SOLE DISPOSITIVE POWER 42,300
	(8)	SHARED DISPOSITIVE POWER 2,077,946

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,946 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.96%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 05464C 10 1	Page 5 of 10

(1)	NAME OF REPORTING PERSON St. Denis J. Villere III
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana

Number of Shares beneficially owned by each reporting person with:	(5)	SOLE VOTING POWER 8,300
	(6)	SHARED VOTING POWER 2,087,246
	(7)	SOLE DISPOSITIVE POWER 8,300
	(8)	SHARED DISPOSITIVE POWER 2,043,946

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,946 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.96%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 05464C 10 1	Page 6 of 10

(1)	NAME OF REPORTING PERSON Lamar G. Villere
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OR ORGANIZATION Louisiana

Number of Shares beneficially owned by each reporting person with:	(5)	SOLE VOTING POWER 5,000
	(6)	SHARED VOTING POWER 2,087,246
	(7)	SOLE DISPOSITIVE POWER 5000
	(8)	SHARED DISPOSITIVE POWER 2,040,646

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,100,946 Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.96%
(12)	TYPE OF REPORTING PERSON* IN

CUSIP No. 05464C 10 1	Page 7 of 10

SCHEDULE 13G

ITEM 1.

(a)-(b) This Schedule 13G relates to shares of Common Stock (the “Shares”) of AXON ENTERPRISES, INC., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 17800 N. 85th Street, Scottsdale, AZ 85255.

ITEM 2.

(a) This Statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	St. Denis J. Villere & Company, L.L.C. (“Villere”);

2.	George V. Young;

3.	St. Denis J. Villere II;

4.	St. Denis J. Villere III;

5.	Lamar G. Villere.

Each of the Reporting Persons is party to that certain Joint Filing Agreement. Villere is a registered investment advisor which beneficially owns Shares in various accounts under its management and control. Messrs. G. Young, S. Villere II, S. Villere III and L. Villere serve as members of Villere.

(b) The principal business office of Reporting Persons is located at 601 Poydras St., Suite 1808, New Orleans, Louisiana 70130.

(c) Villere is a Louisiana limited liability company. Messrs. Young, Villere, Villere, and Villere are citizens of the United States of America.

(d) Title of Class of Securities: Common Stock.

(e) CUSIP Number: 05464C 10 1.

CUSIP No. 05464C 10 1	Page 8 of 10

ITEM 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

ITEM 4. Ownership.

(a) and (b) Amount beneficially owned and Percent of Class:

As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,100,946 Shares of Common Stock which equates to approximately 3.96 % of the outstanding Shares (the percentage of Shares of Common Stock owned being based upon 53,034,299 Shares outstanding at February 15, 2018 as set forth in the Issuer’s Form 10-K for December 31, 2017). Villere has direct beneficial ownership of the Shares of Common Stock in the accounts for which it serves as the investment adviser under its investment management agreements.

Each of Messrs. Young, S. Villere II, S. Villere III and L. Villere, as members of Villere, may be deemed the beneficial owners of the 2,100,946 Shares beneficially owned by Villere, which represents approximately 3.96 % of the issued and outstanding Shares. Messrs. Young, S. Villere II, S. Villere III and L. Villere disclaim beneficial ownership of such Shares and report individual ownership as set forth in the schedules above.

(c) Power to vote or dispose.

Villere has the power to vote 2,087,246 Shares and the power to dispose of 2,035,646 Shares.

ITEM 5. Ownership of Five Percent or Less of a Class.

As of March 31, 2018, the Reporting Persons own less than five percent of the outstanding shares of common stock.

ITEM 6. Ownership of More than Five Percent on Behalf of another Person.

Not applicable.

CUSIP No. 05464C 10 1	Page 9 of 10

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

ITEM 8. Identification and Classification of Members of the Group.

Villere is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Villere has voting and dispositive power. Each of Messrs. Young, S. Villere II, S. Villere III and L. Villere has a controlling interest in Villere.

ITEM 9. Notice of Dissolution of Group.

Not Applicable.

ITEM 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2018

ST. DENIS J. VILLERE & COMPANY, L.L.C.

By:	/s/ George Young
Name:	George Young
Title:	Member

[Signature page continues on next page]

CUSIP No. 05464C 10 1	Page 10 of 10

GEORGE V. YOUNG

/s/ George Young

ST. DENIS J. VILLERE II

/s/ St. Denis J. Villere II

ST. DENIS J. VILLERE III

/s/ St. Denis J. Villere III

LAMAR G. VILLERE

/s/ Lamar G. Villere